UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Interest of Person Discharging Managerial Responsibility ("PDMR")

Below are details of an acquisition of American Depositary Receipts ("ADRs") following a reinvestment of dividend under the Company's Employee Stock Purchase Plan in the USA on 18 September 2014, notified to the Company on 24 September 2014:-

Name of PDMR	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Philip Hoffman	51	0.00001%	$19.99	70,160	0.00856%

This notification is made in accordance with DTR 3.1.4R.

PEARSON plc

Date: 25 September 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary